Exhibit 12.1

CC HOLDINGS GS V LLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES

(DOLLARS IN THOUSANDS)

	3 Months Ended March 31,	Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Computation of earnings:
Income (loss) before income taxes	$11,753	$16,681	$29,190	($2,202)	($142,458)	($45,944)
Add:
Fixed charges (as computed below)	30,268	149,766	144,194	142,256	138,465	131,257

	$42,021	$166,447	$173,384	$140,054	($3,993)	$85,313

Computation of fixed charges and combined fixed charges:
Interest expense	$13,170	$91,881	$93,000	$93,000	$91,773	$88,590
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,463	12,317	5,955	5,498	3,608	743
Interest component of operating lease expense	11,635	45,568	45,239	43,758	43,084	41,924

Fixed charges	30,268	149,766	144,194	142,256	138,465	131,257
Ratio of earnings to fixed charges	1.4	1.1	1.2	—	—	—

(Deficiency) excess of earnings to cover fixed charges	$11,753	$16,681	$29,190	($2,202)	($142,458)	($45,944)